Bill Bumpers Work History

Mr. Bumpers retired in 2019 from the law firm of Baker Botts LLP, as the head of the firm's Clean Air and Global Climate Change Practice. While practicing, he represented over 30 electric generating companies and electric utilities on energy and environmental issues, including providing regulatory advice, litigation, and transactional matters. He has written and spoken extensively on a range of issues under the Clean Air Act and the United Nations Framework Convention on Climate Change.